# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Republic Power Group Ltd, CIK 0001912884
CUSIP: G7523E105
Title of class of securities: Class A Ordinary Shares, par value US$0.000625
Address of issuer's principal executive offices: #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore, Singapore (U0), 569874
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0002094922
Persons authorized to receive notices and communications: Hao Feng Ng, Flat B, 2/F., Block 3, Provident Centre, 25 Wharf Road, North Point, Hong Kong (K3), 000000, 852 6693 9188

## Reporting persons
- True Sage International Limited ("True Sage") (CIK 0002094922): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,113,267; sole dispositive power 0; shared dispositive power 11,113,267; aggregate amount beneficially owned 11,113,267 (60.89% of the class)
  Comment: Numbers in Rows (8), (10) & (11) represent the voting power of 10,113,267 class A ordinary shares, par value of US$0.000625 per share (the "Class A Ordinary Shares") and 100,000 class B ordinary shares, par value of US$0.000625 per share (the "Class B Ordinary Shares"), directly held by True Sage, which is an entity controlled by Hao Feng Ng, the chairman of the board of directors of Republic Power Group Ltd ("Republic Power" or the "Issuer"). The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes.
  
  The beneficial ownership percentage in Row (13) is calculated based on 17,250,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares of the Issuer issued and outstanding as of January 28, 2026.
- Hao Feng Ng: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,113,267; sole dispositive power 0; shared dispositive power 11,113,267; aggregate amount beneficially owned 11,113,267 (60.89% of the class)
  Comment: Numbers in Rows (8), (10) & (11) represent the voting power of 10,113,267 class A ordinary shares, par value of US$0.000625 per share (the "Class A Ordinary Shares") and 100,000 class B ordinary shares, par value of US$0.000625 per share (the "Class B Ordinary Shares"), directly held by True Sage, which is an entity controlled by Hao Feng Ng, the chairman of the board of directors of Republic Power Group Ltd ("Republic Power" or the "Issuer"). The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes.
  
  The beneficial ownership percentage in Row (13) is calculated based on 17,250,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares of the Issuer issued and outstanding as of January 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.000625
Name of issuer: Republic Power Group Ltd
Address of issuer's principal executive offices: #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore, Singapore (U0), 569874

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by True Sage and Hao Feng Ng, who is the sole director and shareholder of True Sage. Each of the persons identified in this Schedule 13D is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.
Residence or business address: The principal place of business for each of the Reporting Persons is Flat B, 2/F., Block 3 Provident Centre, 25 Wharf Road, North Point, Hong Kong.
Present principal occupation or employment:
The principal occupation of Hao Feng Ng is the chairman of the board of directors of the Issuer, whose principal business is to provide customized enterprise resource planning (ERP) software solutions, consulting, and technical support services. The address of the Issuer is provided in Item 1(c).

True Sage is a holding company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: True Sage is organized under the laws of British Virgin Islands. Hao Feng Ng is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Issuer was incorporated in the British Virgin Islands on November 17, 2021. On December 12, 2024, pursuant to a share transfer agreement, as amended by a deed of variation dated January 8, 2025, Mr. Sai Bin Loi, the former chairman of the Issuer, sold 10,449,167 ordinary shares of the Issuer to True Sage for a consideration of USD450,000. On January 11, 2025, True Sage sold 128,200 ordinary shares of the Issuer to Hon Kei Yeung, for a consideration of HKD 2,000,000 (approximately US$257,000). On March 27, 2025, the Issuer issued 100,000 Class B Ordinary Shares to True Sage for cash at par.

Hao Feng Ng serves as chairman of the board of directors of the Issuer. In such capacities, he may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers, and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, he does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Hao Feng Ng may acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares that he beneficially owns to another holding entity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Hao Feng Ng, through True Sage, beneficially owns 10,113,267 Class A Ordinary Shares and 100,000 Class B Ordinary Shares. Each Class B Ordinary Share is entitled to ten (10) votes on any matter on which action of the shareholders of the Issuer is sought. Hao Feng Ng, through True Sage, beneficially owns 60.89% of total voting power of the Issuer as of January 28, 2026. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Reporting Persons as set forth in this Schedule 13D by (ii) the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as of January 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Hao Feng Ng has shared voting and shared dispositive power over 10,113,267 Class A Ordinary Shares and 100,000 Class B Ordinary Shares he holds through True Sage. True Sage shares voting power and shared dispositive power over 10,113,267 Class A Ordinary Shares and 100,000 Class B Ordinary Shares it holds with Hao Feng Ng.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effectuated any transactions relating to the ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable. Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Joint Filing Agreement

## Signatures
- True Sage International Limited ("True Sage"): /s/ Hao Feng Ng, Hao Feng Ng /Sole Director (02/04/2026)
- Hao Feng Ng: /s/ Hao Feng Ng, Hao Feng Ng (02/04/2026)